Exhibit 4.15.2

Executive- and Business Manager Employment Contract

between

Prima Biomed GmbH

Deutscher Platz 5E

04103 Leipzig

(hereinafter, known as “Company”)

and

Mr. Marc Voigt

(hereinafter, known as “Mr. Voigt” or “Executive/Managing Director”)

(hereinafter, the “Company” and “Mr. Voigt” or “Executive/Managing Director together known as the “Parties” and each of them a “Party”)

Paragraph 1

Duties and Responsibilities

1.	Mr. Voigt manages the business of the Company in its business unit according to the legal provisions, the provisions of the articles of association and the decisions of the shareholders’ meeting or the advisory board (Beirat). The business unit of Mr. Voigt is regulated in the procedures of the managing directors (Annex 1). Mr. Voigt attends shareholders’ meetings, unless otherwise regulated. Mr. Voigt represents the company as long as otherwise provided, alone.

2.	Mr. Voigt will devote his energy and all his knowledge and experience to the Company. It is known that he also works for Prima Biomed Ltd. Should he take on consulting work or a secondary employment, each for valuable consideration or free of charge, he is required to attain prior written consent if this works as consultant together constraints his regular tasks and duties for the Company. This shall also apply if the Executive/Managing Director is willing to take on any posts in an honorary capacity, in an advisory board, supervisory board or similar positions.

3.	Mr. Voigt’s workplace is the home/base of the Company as well as Berlin. Mr. Voigt agrees to business trips and to work abroad when required.

Paragraph 2

Contract

1.	This contract goes into effect as of the 9th of July 2014 for a period of 3 years and replaces the previous Executive- and Business Manager Employment Contract between Mr. Voigt and the Company. Each Party agrees to give each other at least 6 months’ notice of its intention to extend the term of this contract.

2.	There is no trial period. The contract can be terminated by either Party without Cause (as defined below) by three (3) months’ notice to the end of the month if notice is provided within the first six (6) months of the commencement date. Thereafter either Party can terminate without Cause on 6 months notice to the end of a month.

3.	Termination of this contract must be in writing.

4.	The right to terminate for cause pursuant to § 626 BGB remains unaffected. (BGB-Bürgerliches Gesetzbuch- German Civil Code)

5.	The contract ends with no further notice at the end of the month in which either Mr. Voigt has reached retirement age or receives a pension due to disability.

6.	If within twelve (12) months immediately following a Change in Control, Mr. Voigt is terminated without Cause by the Company (or the successor company) or Mr. Voigt terminates his employment with the Company (or the successor company) for Good Reason (as defined below), Mr. Voigt shall be entitled to nine (9) months of his annual gross salary, payable either as a lump sum or on the same basis and the same time as previously paid, at the discretion of the Company (or the successor company).

7.	The Company shall have the right at any time following the delivery of the notice of termination (for any reason) to relieve Mr. Voigt of his offices, duties and responsibilities and to place him on a paid leave of absence status. If the Company places Mr. Voigt on paid leave of absence status pursuant to the preceding sentence, then Mr. Voigt shall remain a full-time employee of the Company and shall continue to receive his salary compensation and other benefits set forth in this contract between receipt and effectiveness of termination.

Paragraph 3

Compensation

1.	As of 9 July 2014, Mr. Voigt will receive an annual gross salary of 195,000 Euro which will be paid in monthly installments at the end of each month. The Parties agree, in good faith, to annually review compensation and benefits. Mr. Voigt may also get a performance bonus in the amount of up to 15,000 Euros.

2.	Due to the above mentioned earnings of the Executive/Managing Director, all related activities are settled including those office related issues that incur after working hours. Bonuses are voluntary on the part of the Company. Repeated payments do not constitute a legal claim.

3.	Travel cost incurred due to business trips will be reimbursed according to tax guidelines.

Paragraph 4

Sickness and Death

1.	In case of inability to work due to illness or accident, Mr. Voigt receives the annual gross salary under § 3 para 1 for the period of 6 weeks according to the legal regulations (Entgeltfortzahlungsgesetz). If the Executive/Managing Director is privately insured, he should take precautions for an inability to work which exceeds the initial six (6) weeks by an insurance coverage. A claim to the payment of the annual gross salary towards the Company only exists until the date on which a claim for indemnification (Anspruch auf Entgeltersatzleistungen) exists by the statutory or private health insurance. A continuation of the salary payment by the Company on an ongoing inability to work more than 6 weeks is excluded.

2.	In case of Mr. Voigt’s death within the contract period, his widow and their children who have not yet reached the age of 25 and are still in school or training, are entitled joint creditors (Gesamtgläubiger) to his salary for three (3) months.

Paragraph 5

Vacation

Mr. Voigt is entitled to 30 days vacation (working days) based on a 5 Day Week. Vacation shall be (i) arranged in such way that the concerns of the Company are not impaired and (ii) taken within the calendar year. Mr. Voigt has time until March of the following year to use his vacation days.

Paragraph 6

D & O Insurance

The Company must maintain adequate D&O protection for Mr. Voigt in his capacity as Executive/Managing Director (coverage of at least 1 million Euros per claim). The coverage must last for 5 years after the manager leaves the Company. The adequacy of the coverage will depend on the business performance, which is continuously monitored and adjusted as necessary.

Paragraph 7

Competition Clause

1.	The Executive/Managing Director is during the duration of the employment contract subject to a non-competition clause. He may not directly or indirectly, either independently, employed or otherwise, either on its own or on behalf of others work for a company that is in business competition with the Company and / or its subsidiaries (e.g. same or similar technological approach) or that supports such a competition.

2.	In the same way the Executive/Managing Director is prohibited during the period of such a ban to set up businesses, to acquire or thereto participate directly or indirectly in such businesses which are in competition to the Company. Exempted from this prohibition are stakes in listed companies up to a level of 5.0% of the share capital.

3.	Items 1- 2 are eliminated should Mr. Voigt take early retirement and thus terminate his contract.

4.	Unless stipulated otherwise above regulations §§ 74 of the HGB (German Commercial Code) apply accordingly.

Paragraph 8

Post-contractual Competition Clause

1.	The Executive/Managing Director undertakes for the duration of 24 months after this contract comes to an end not to work for a company on a freelance, dependent or other basis that is in direct or indirect competition with the Company or is affiliated with a competitive company within the meaning of section 15 of the Stock Corporation Act (AktG). In the same way, the Executive/Managing Director shall be prohibited from forming, acquiring or directly or indirectly participating in such a company during this term unless his shareholding does not enable him to exert influence over the governing bodies of the company in question. The post-contractual covenant not to compete shall also apply to the benefit of affiliates of the Company within the meaning of section 15 of the Stock Corporation Act (AktG). The covenant not to compete shall cover the territory of Germany, Australia and the United States of America.

2.	The Company undertakes to pay the Managing Director for the duration of the post-contractual covenant not to compete compensation in the amount of 50% of the average renumeration received by him over the last twelve months. The compensation shall be payable at the end of each month. The Company may at any time waive the post-contractual covenant not to compete by observing a notice period of six months; in such event, the obligation of the Company to pay compensation shall lapse.

Paragraph 9

Secrecy

1.	Mr. Voigt is obliged to keep all entrusted to him or he otherwise became known information about the Company secret from third parties. This information includes, in particular, the operating and business secrets, internal, tax, financial and corporate relations of society, inventions, patents and know-how as well as the personal or financial circumstances of the employees of the Company and any of the other management members. In case of doubt, the Company should be consulted.

2.	Mr. Voigt is also obligated to keep all information entrusted to him about the customers and business partners of the Company to third parties confidential. This information includes, in particular, the operating and business secrets of customers and business partners, internal, fiscal, economic and social conditions of customers and business partners, the personal or financial circumstances of the employees of customers and business partners, as well as the fact that a particular person customer or business partner of the Company. In case of doubt, the Company should be consulted.

3.	The confidentiality obligations under items 1 and 2 shall not exist where statutory statement obligations are sufficient or where Mr. Voigt was in individual cases released for certain facts in advance from the confidentiality and where the disclosure is in the financial interest of the Company and where an appropriate transfer of the information of the information does not damage the Company.

4.	Any documents and items that have been passed to Mr. Voigt or which were obtained by Mr. Voigt otherwise remain the property of the Company. Mr. Voigt immediately has to hand over upon request of the Company any documents and items of the Company, that have been passed to Mr. Voigt or which were obtained by Mr. Voigt otherwise.

5.	The obligations of this Paragraph 9 continue after termination of this employment contract without limitation.

Paragraph 10

Records, Notes and Log

Without undue delay upon leaving the Company or upon termination of Mr. Voigt’s contract, Mr. Voigt is obligated to hand over all documents, correspondences, records and drafts in relation to the Company which are in his custody. Mr. Voigt is not allowed to keep any documents, unless they pertain to him personally.

Paragraph 11

Inventions

1.	Copyrights and other intellectual property rights, in particular rights to inventions or technical improvements that Mr. Voigt has made while working for the Company or due to its experience from his work for the Company or as a result of work of the Company or due to work by the Company are owned by the Company exclusively.

2.	The Executive/Managing Director hereby assigns all corresponding rights to the Company. The Company accepts such assignment. The Company is not obliged to any additional compensation in this regard. The Employee Invention Act (Arbeitnehmererfindungsgesetz) is not applicable as the Executive/Managing Director is no employee in the terms of the Employee Invention Act (Arbeitnehmererfindungsgesetz).

Paragraph 12

Salary Pledge

Pledges or content-assignation require the approval of the shareholders’ assembly.

Paragraph 13

Final provisions

1.	If any provision of this contract is invalid, the validity of the remaining provisions shall not be affected. The Parties are obliged to replace the invalid determination by a valid provision, which reaches the goal that the invalid provision is striving for as near as possible.

2.	Changes or additions to this contract must be made in writing. This also applies to the determination of the change in the provisions of the preceding sentence.

3.	This contract is executed in the German and English languages. In the event of any inconsistencies, the English version shall prevail.

4.	This contract shall be governed by the laws of the Federal Republic of Germany.

Definitions

1.	Definition of Cause. For purposes of this contract, “Cause” shall mean the Executive/Managing Director has, during the employment period:

(a)	defaulted or breached any of the material provisions of this contract, or any material provision of an agreement with any other affiliate of the Company within the meaning of section 15 of the Stock Corporation Act (AktG);

(b)	been indicted, arrested or convicted of, or plead guilty to a felony or other crime, including crimes involving fraud, larceny, embezzlement, or engaged in any act which is a material violation of any law or regulation protecting the rights of employees or relating to the conduct of the Company’s or any of its affiliates’ within the meaning of section 15 of the Stock Corporation Act (AktG);

(c)	intentionally committed any act, which materially detrimentally impacts on the business, business relationships or reputation of the Company, its affiliates within the meaning of section 15 of the Stock Corporation Act (AktG), any employee or director of the Company or its affiliates within the meaning of section 15 of the Stock Corporation Act (AktG), and such act was undertaken without the authorization of the shareholders’ assembly of the Company;

(d)	during the performance of the Executive/Managing Director’s duties been habitually under the influence of alcohol or drugs and this materially impacted the business or reputation of the Company or its affiliates within the meaning of section 15 of the Stock Corporation Act (AktG) or the Executive/Managing Director’s ability to conduct his duties under this contract;

(e)	failed to follow lawful directives of the shareholder’s meeting of the Company;

(f)	failed or refused to perform his principal duties and responsibilities as set forth in Section 1 hereof, if such failure or refusal is not cured within thirty (30) days after written notice thereof to Executive/Managing Director by the Company;

(g)	committed a breach of its duties, due to actions or omissions, involving the Company or its affiliates within the meaning of section 15 of the Stock Corporation Act (AktG) that amounts to willful misconduct, wanton misconduct or gross negligence, including without limitation any violation of the Company’s or its affiliates’ – within the meaning of section 15 of the Stock Corporation Act (AktG) – anti-discrimination and anti-harassment policies;

(h)	been intentionally engaged in any activity that is in conflict with or adverse to the interests of the Company or its affiliates within the meaning of section 15 of the Stock Corporation Act (AktG), including without limitation violation of foreign or domestic anti-corruption laws, rules and regulations;

(i)	breached Executive/Managing Director’s fiduciary duty towards the Company or its affiliates within the meaning of section 15 of the Stock Corporation Act (AktG) (whether or not for personal profit); or

(j)	committed an act of self-dealing under violation of his rights and duties as Executive/Managing Director of the Company.

2.	Definition of Good Reason. For purposes of this contract, the term “Good Reason” will mean one or more of the following is undertaken without the Employee’s express written consent:

(a)	a material breach by the Company of any material provision of this or other related agreements;

(b)	the assignment to Executive/Managing Director of any duties materially and substantially inconsistent with Executive/Managing Director’s position in the Company, or a materially adverse alteration in the nature or status of Executive/Managing Director’s responsibilities;

(c)	a reduction in Executive/Managing Director’s base salary or benefits that would substantially diminish the aggregate value of the Executive/Managing Director’s compensation and benefits; or

3.	Definition of Change in Control. For purpose of this contract, a “Change in Control” will be deemed to occur if:

(a)	there will be (i) consummated any consolidation or merger of Prima Biomed Ltd. in which Prima Biomed Ltd. is not the continuing or surviving corporation or pursuant to which the stock of Prima Biomed Ltd. would be converted into cash, securities or other property, other than a merger or consolidation of Prima Biomed Ltd. in which the holders of Prima Biomed Ltd.’s stock immediately prior to the merger or consolidation hold more than fifty percent (50%) of the stock or other forms of equity of Prima Biomed Ltd. and still immediately after the merger or consolidation hold more than fifty percent (50%) of the stock or other forms of equity of the continuing or surviving corporation, or (ii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of Prima Biomed Ltd.; or

(b)	the board of directors of Prima Biomed Ltd. approves any plan or proposal for liquidation or dissolution of Prima Biomed Ltd.

Leipzig,	Leipzig
Date 22 July 2014	Date

/s/ Marc Voigt	/s/ Lucy Turnbull
Marc Voigt	Prima BioMed Ltd.
Company, represented by Lucy Turnbull